Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “ Company ”)
100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2	Date of Material Change

August 29, 2014

Item 3	News Release

News release attached as Schedule “A” was disseminated on August 29, 2014 via Canada NewsWire.

Item 4	Summary of Material Change
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IMRIS Inc. announced today that the Company received a letter, dated August 25, 2014, from the NASDAQ Stock Market LLC (“Nasdaq”) stating that for the previous 30 consecutive business days the bid price of the Company’s common stock closed below the minimum $1.00 per share required for continued listing under Nasdaq Listing Rule 5450(a)(1).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See news release attached hereto as Schedule “A” dated August 29, 2014.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

Name of Executive Officer:	Kelly McNeill
Title:	Executive Vice President Finance & CFO
Telephone Number:	763-203-6304

Item 9	Date of Report

August 29, 2014